February 5, 2003

Canada Life Reports Record Results — 2002 Net Income Increases 43% over 2001

Highlights

•	2002 net income of $3.05 per share up 43%

•	Embedded Value rose by 16% to $39.28 per share

•	Embedded Value of new business at $1.37 per share increased by 38%

•	33% dividend increase announced today.

Financial Highlights — unaudited

				As at or
	For the three months			for the year ended
	ended December 31			December 31
			%			%
	2002	2001	Change	2002	2001	Change

	(in millions of Canadian dollars except per share and percentage amounts)
Common shareholders’ net income	$131	$38	245	$490	$342	43
Return on common shareholders’ equity				14.0	11.1	N/A

Measures per common share
Basic and diluted earnings	0.81	0.23	252	3.05	2.13	43
Dividends	0.15	0.13	15	0.60	0.52	15
Book value				23.53	20.19	17
Embedded value				39.28	33.98	16
Embedded value of new business				1.37	0.99	38

Premiums, premium equivalents and new deposits	3,321	2,715	22	12,008	11,229	7

Assets under administration				68,003	65,425	4

Common shareholders’ equity				3,774	3,238	17
Number of common shares outstanding				160.4	160.4	—
MCCSR ratio (1)				202%	191%	N/A

Notes:

(1)	Minimum Continuing Capital and Surplus Requirements (MCCSR) is calculated in accordance with capital standards set by the Company’s primary regulator, the Office of the Superintendent of Financial Institutions, Canada.

February 5, 2003 (Toronto, Canada)

Canada Life Financial Corporation (“the Company”) reported common shareholders’ net income of $490 million or $3.05 per share for 2002, up $148 million or 43% over 2001. Excluding the $85 million provision taken in 2001 for September 11, 2001, net income was up $63 million or 15% over 2001. Net income from the fourth quarter of 2002 was $131 million or 81 cents per share, up $93 million from the fourth quarter of 2001. Excluding the $70 million provision taken in the fourth quarter of 2001 for September 11, 2001, net income for the quarter was up $23 million or 21% over 2001. These increases were a result of growth in business, favourable mortality and morbidity experience, general expense efficiencies and a lower effective tax rate and were realized despite significant decreases in global equity markets and difficult credit markets. The change in accounting policy adopted in 2002 whereby goodwill is no longer amortized as it was in 2001 contributed $25 million to the year over year increase in net income.

Return on equity for the year was 14%, within our previously announced range of 13.5%-14.5% and ahead of 11.1% reported in 2001.

At its meeting today, the Board of Directors approved a quarterly dividend of $0.20 per common share, payable March 31, 2003 to shareholders of record at the close of business on February 21, 2003 and 33% above the amount last quarter. The Board also declared a dividend of $0.390625 on each outstanding Class B Preferred Share, payable on March 31, 2003 to shareholders of record at the close of business on February 21, 2003.

Canada Life Financial Corporation — 2002 Press Release	Page 1

“This strong financial performance was achieved in a difficult environment marked by weak equity markets and is the result of our disciplined, ongoing focus on the fundamentals of executing a strategy for growth that is customer focused and anchored on one overriding goal — shareholder value. We’ve delivered on that goal this year as shown by our Embedded Value of $39.28 per share, an increase of 16%. In addition Embedded Value of new business rose by 38%, ” said David A. Nield, Chairman and Chief Executive Officer.

Business Acquisitions

Building market positions in selected businesses is one of our core objectives to keep building the Company. In the past quarter, we’ve reinforced our stronghold in key markets through strategic acquisitions that also serve to reduce unit costs and enable us to reach our customers more profitably, all of which grows value for our shareholders. Moreover, we have a proven track record of acquisition integration, with 18 successful transactions in 11 years. This experience is a solid foundation for the integration process with the three newest additions to the Canada Life family.

We completed two business acquisitions in the fourth quarter of 2002 and a third on January 1, 2003.

On October 1, 2002, we purchased a significant block of group life and long term disability insurance in the United Kingdom. This acquisition added premium revenue of approximately $70 million in the fourth quarter with no significant impact on net income. The acquisition made Canada Life the market share leader for group insurance in the United Kingdom and is expected to be accretive to earnings in 2003.

On October 31, 2002, we acquired a Canadian provider of preferred term life insurance products, reinforcing our leading position in this market.

On January 1, 2003, we purchased the German life insurance operations of a significant international insurer. The acquisition makes Canada Life Europe one of the top five companies in the German broker unit linked market and the German market leader in critical illness insurance.

Embedded Value

The Embedded Value of the Company was $6.3 billion or $39.28 per share as at December 31, 2002, up 16% from $5.45 billion or $33.98 per share as at December 31, 2001. This significant increase was recognized despite the negative impact of global stock markets. The Embedded Value of new business added during 2002 was $220 million, up 38% from the $159 million added to Embedded Value by new business during 2001. This reflects the vitality of our business and the strong growth in new business profitability this year.

Canada Life Financial Corporation — 2002 Press Release	Page 2

Financial Performance Summary

Common shareholders’ net income of $490 million for the year and $131 million for the fourth quarter, was up $148 million and $93 million over the comparable periods in 2001.

While net income before tax of $635 million for the year has increased $144 million over the prior year’s $491 million, the provision for income taxes of $133 million was down $20 million year over year. Favourable impacts of $22 million in respect of tax in 2002 related to the benefits of some corporate restructuring, the use of previously unrecognized loss carryforwards and lower statutory rates all of which are expected to continue into the future. In addition, a one-time release of a provision no longer required in the United Kingdom has contributed a $24 million favourable impact and the write-off of future tax assets in 2001, that did not recur in 2002 contributed $17 million.

The year-over-year increases in net income included the following:

	Variance to prior year

	Year-to-date
	Third Quarter	Fourth Quarter	Full Year

	(in millions of Canadian dollars)
Growth in in-force less investment in new business, favourable mortality and morbidity experience, expense and tax savings	$48	$52	$100
Impact of declines in global stock markets	(21)	(39)	(60)
Release of tax provision and sales force restructuring in the United Kingdom	—	6	6
Write-down in 2001 of future tax assets	13	4	17

Increases before the following:	40	23	63
Impact of September 11, 2001	15	70	85

Increase in common shareholders’ net income	$55	$93	$148

     A number of factors have contributed to the $52 million increase for the quarter and $100 million increase in year-over-year net income from business in-force, new business, experience and other factors:

•	Net income from new business improved $15 million for the quarter and $35 million for the year over 2001 as a result of better product pricing margins and more efficient use of reinsurance.

•	Favourable mortality and morbidity experience, expense efficiencies and favourable asset liability management resulted in an increase in net income for both the quarter and the year despite reserve strengthening in the quarter to cover improving annuitant mortality in the United Kingdom.

•	The change in accounting policy, whereby goodwill is no longer amortized as it was in 2001, added $6 million for the quarter and $25 million to the year-over-year increase in net income.

•	Tax benefits arising from business acquisitions and restructuring activities, along with the use of previously unrecognized loss carryforwards and lower statutory tax rates in some jurisdictions, have contributed to improve after-tax earnings by $13 million this quarter and $22 million for the year and will continue to provide a positive impact on future earnings. The sustainable tax rate dropped from 30% in 2001 to 26.5% in 2002.

Declines in global stock markets had a negative impact on net income. As at December 31, 2002, stock market indices in Canada, the United States and the United Kingdom were on average 21% lower than a year ago. The negative impact of the declines in markets on year-over-year earnings was $39 million for the quarter and $60 million for the year.

Two non-recurring items in the United Kingdom resulted in a net non-recurring gain of $6 million in the quarter. These included the release of a $24 million tax provision as a result of the favourable settlement

Canada Life Financial Corporation — 2002 Press Release	Page 3

of certain outstanding tax issues, and a provision of $18 million net of tax to cover the costs of exiting the in-house sales force.

There was a year-over-year reduction in tax and improvement in net income because of a one-time cost of $17 million for the write-down of future tax assets in 2001 that did not recur in 2002.

Lastly, the provision taken in 2001 for claims arising from September 11 reduced 2001 net income by $70 million in the fourth quarter and $85 million for the year. We continue to hold prudent provisions for these losses.

The top line, as measured by premiums, premium equivalents and new deposits, grew 7% to $12,008 million in 2002. General fund premium revenue increased by $557 million or 10% from 2001 with strong sales in annuities and group life and health insurance across the Company. Segregated funds deposits decreased by $107 million or 3% compared to 2001. Growth in segregated funds deposits varied across the Company with an increase of $120 million in variable fund annuities in the United States, decreases in Canada due to changes in customer preferences and lower single premium sales on the Isle of Man relative to 2001.

General expenses in 2002 were $11 million or 1% less than 2001, excluding the impact of acquisitions and non-recurring charges, of which $7 million related to the group insurance acquisition and $24 million for costs to exit our Financial Consultancy sales force, both in the United Kingdom. Keeping recurring expenses at or below the level of 2001 was a key focus for the Company in 2002 and was achieved despite the effect of the strengthening of the British pound and Euro against the Canadian dollar. Including the impact of acquisitions and non-recurring charges, general expenses of $814 million in 2002 rose $20 million or 3% over 2001.

The quality of the Company’s $36,474 million general fund invested asset portfolio remained high throughout the quarter and at year end. The bond portfolio was maintained at an A+ rating overall. Our disciplined and rigorous approach to credit management resulted in our avoiding significant credit losses during the year. Despite a challenging investment environment in 2002, specific investment provisions and write-offs expensed were a relatively modest $9 million for the quarter and $31 million for the year. Existing reserves at year end fully reflect the extent of potential losses.

Assets under administration were $68,003 million as at December 31, 2002, an increase of $2,578 million over 2001. The increase was the result of new business growth over the past year and the strengthening of the British pound and Euro against the Canadian dollar.

The Company’s measure of capital adequacy for regulatory purposes, as quantified by the MCCSR ratio, was 202% at December 31, 2002 as compared to 191% at the end of 2001. The increase was a result of growth in retained earnings and capital raised in March 2002 net of additional capital required for the business acquisitions completed in the last quarter of the year. Adjusting for the business acquisition completed on January 1, 2003, the ratio declined to approximately 197%.

Takeover Bid

On January 13, 2003, Canada Life’s Board of Directors issued a recommendation to the Company’s common shareholders to reject an offer made on December 27, 2002 by Manulife Financial Corporation (Manulife) to acquire all of the Company’s outstanding common shares. It is not possible to project the outcome of the offer nor the impact on the Company’s future results.

2002 performance including strong earnings and improvement in Embedded Value, further reinforces the Board’s recommendation to reject the Manulife offer.

However, we note that Part 11 of the offer appears to provide that if Manulife takes up and pays for shares tendered, then Manulife could deduct the value of the dividend announced today from the purchase price, effectively reducing the amount that would otherwise be received by a tendering shareholder. We believe this provision is inappropriate and would be unfair to our shareholders.

Canada Life Financial Corporation — 2002 Press Release	Page 4

Guidance for 2003

Consistent with previous guidance, Canada Life expects common shareholders’ net income per share to be between $3.45 and $3.55, an increase of 13% to 16% over results for 2002.

Return on shareholders’ equity is projected to be in the range of 14% to 14.5%.

Top line growth through premiums, premium equivalents and new deposits is estimated to meet our long-term guidance range of 10% to 12%. The acquisitions of the group insurance business in the United Kingdom, and the purchase of the term preferred business in Canada and the German operations are expected to add a further 5% to this range.

This guidance is based on the levels of stock market indices as at September 30, 2002, growing at 1.5% per quarter through to the end of 2003 and may be amended should circumstances change. This guidance was prepared prior to the announcement of the above offer and does not take into account any expenses related thereto.

Canada Life Financial Corporation — 2002 Press Release	Page 5

Performance by Business Segment

Canadian Division

	For the quarter ended			For the year ended
				December 31
	December 31	September 30	December 31
	2002	2002	2001	2002	2001

	(in millions of Canadian dollars)
Shareholders’ net income	$52	$47	$38	$192	$161

Premiums, premium equivalents and new deposits
General fund premiums	$625	$541	$486	$2,103	$1,893
Segregated funds deposits	264	249	315	1,283	1,395
ASO premium equivalents and other deposits	756	377	490	2,311	1,960

	$1,645	$1,167	$1,291	$5,697	$5,248

Assets under administration
General fund	$14,119	$14,181	$14,031	$14,119	$14,031
Segregated funds	7,397	7,038	8,118	7,397	8,118
Other assets	7,346	7,154	7,756	7,346	7,756

	$28,862	$28,373	$29,905	$28,862	$29,905

Shareholders’ net income of $52 million for the fourth quarter was $14 million higher than the comparable quarter in 2001 and $5 million ahead of the third quarter. Premium revenue growth, favourable mortality and morbidity experience and improved operating efficiencies were the key contributors to the strong performance. These increases were partially offset by the impact of the stock market declines.

General expenses were $3 million lower than the comparable quarter last year due to efficiencies in our individual and wealth management operations and one-time 2001 expenses related to the acquisition of a direct affinity marketing operation. These favourable variances were partly offset by continued investment in new administrative systems. Improved operational efficiencies resulted in a change in actuarial liabilities that contributed an additional $16 million to shareholders’ net income over the same quarter in 2001.

Shareholders’ net income of $192 million for the year grew by $31 million or 19% over 2001. Premium revenue growth, favourable mortality and morbidity experience, improved operating efficiencies and the reduction in the statutory tax rate from 2001 were the key contributors to the strong performance, together with income tax provisions arising from a write-down of tax assets in 2001 that did not recur in 2002. These increases were partially offset by the impact of the stock market declines and a benefit from investment spreads in 2001 that did not recur in 2002.

Premiums, premium equivalents and new deposits were $1,645 million for the quarter, 27% above the comparable period last year. General fund premiums of $625 million in the fourth quarter of 2002 grew $139 million over 2001, primarily due to strong growth in wealth management and group protection products, particularly in guaranteed and payout annuities and group health insurance. Payout annuity premiums grew as a result of our competitively priced products, increased demand by retirees seeking secure investment vehicles and our enhanced web based quotation system that provides our distribution network with better access to our products. Increases in guaranteed annuities premiums were due to higher sales volumes in the fourth quarter of 2002 compared to the same quarter in 2001, as a result of customers’ preference for fixed income products. The increases in group health insurance premiums were caused by new sales and additional premiums on existing cases.

Segregated funds deposits of $264 million in the quarter were down $51 million from 2001, primarily due to customers’ preference shifting away from equity based products. Other deposits and Administrative Services Only (ASO) business of $756 million grew $266 million over 2001 due to strong growth in group retirement income savings plans including the addition of a few large cases and in assets administered for third parties. This was also the primary reason for the growth in ASO business and other deposits of $379 million over the third quarter of 2002.

Canada Life Financial Corporation — 2002 Press Release	Page 6

For the year, premiums, premium equivalents and new deposits of $5,697 million increased $449 million, up 9% over 2001, primarily due to increases in general fund premiums and other deposits partially offset by declines in segregated funds deposits. Our diversified product portfolio has enabled us to increase our premium revenues as we offer fixed income products such as guaranteed and payout annuities, which customers appear to prefer over equity based products during times of weak stock markets.

Assets under administration were $28,862 million as at December 31, 2002, a decrease of $1,043 million from last year. Segregated funds assets declined $721 million or 9% as compared to a TSX Composite Index decline of 14% for 2002. The change in segregated funds assets was better than the composite index as a result of market performance from the portfolio exceeding the overall market level, coupled with positive net cash flows for the year, primarily in the group segregated funds portfolio. Other assets under administration decreased by $410 million or 5% compared to the TSX Composite Index decrease of 14% in 2002, primarily due to the nature of our diversified portfolio that has a significant element of fixed income investments.

United Kingdom Division

	For the quarter ended			For the year ended
				December 31
	December 31	September 30	December 31
	2002	2002	2001	2002	2001

	(in millions of Canadian dollars)
Shareholders’ net income	$33	$44	$30	$148	$122

Premiums, premium equivalents and new deposits
General fund premiums	$428	$422	$306	$1,508	$1,079
Segregated funds deposits	412	370	373	1,554	1,888
ASO premium equivalents and other deposits	14	11	15	58	83

	$854	$803	$694	$3,120	$3,050

Assets under administration
General fund	$10,345	$9,019	$7,421	$10,345	$7,421
Segregated funds	10,671	10,279	11,053	10,671	11,053
Other assets	553	559	615	553	615

	$21,569	$19,857	$19,089	$21,569	$19,089

During the fourth quarter of 2002, the Company made a decision to cease operating the Financial Consultancy sales force and the majority of the consultants transferred to a firm of Independent Financial Advisors (IFAs). Going forward, customers in the United Kingdom will be serviced through various IFAs.

The transaction to acquire a significant block of group life and long term disability insurance business was completed on October 1, 2002. The process of integrating this significant block of business with our existing group business has begun and is expected to be completed by the end of 2003.

Shareholders’ net income in the fourth quarter increased by $3 million or 10% from the fourth quarter of 2001 but fell $11 million from the third quarter. The drop in income this quarter was due to strengthening of actuarial liabilities to cover improving annuitant mortality offset partially by releases related to liabilities for prior period pension sales and guaranteed annuity options that were no longer required. In addition, the Company recognized tax benefits arising from the business acquisition, restructuring activities and the use of previously unrecognized tax loss carryforwards during the year. Two non-recurring items that added a net $6 million in income for the quarter and year were the release of a tax provision of $24 million and a provision of $18 million net of tax to cover the cost of exiting the in-house sales force.

Shareholders’ net income rose to $148 million for the year, a $26 million or 21% increase over 2001. Contributing to this increase were strong growth in the annuities market and gains from favourable asset liability management, offset somewhat by the impact of negative stock market returns. The change in accounting policy in 2002, whereby goodwill is no longer amortized as it was in 2001, contributed a $20 million favourable variance.

Canada Life Financial Corporation — 2002 Press Release	Page 7

Premiums, premium equivalents and new deposits in the quarter increased by $51 million or 6% compared to the third quarter due to strong payout annuity sales and the increase in group life and health premiums from business acquired.

Total premiums, premium equivalents and new deposits of $3,120 million for the year were up $70 million or 2% over 2001 as a result of strong payout annuity sales and the impact of favourable currency movement. General fund premiums of $1,508 million for the year were up $429 million or 40% over 2001. The majority of this increase was driven by strong sales of payout annuities, which have been competitively priced, supported by strong investment performance and a growing marketplace. This is in line with our strategic focus on building our retirement income business. Group life and health insurance premiums have risen by 44% over the prior year, assisted by the newly acquired business. Segregated funds deposits of $1,554 million for the year were down $334 million or 18% over 2001. The majority of this decrease was due to challenging market conditions and a lower number of large single premium cases on the Isle of Man relative to 2001.

Assets under administration of $21,569 million increased by $1,712 million in this quarter or 9% over the third quarter, reflecting the growth in general fund payout annuities and the acquisition of the group business. Total assets grew 13% over 2001. The impact of the change in currency rates over 2001 was an increase of $1,810 million. In local currency, total assets increased by 3%. Segregated funds assets fell by $382 million or 3% from 2001. In local currency, these assets fell by 12% due to the impact of the fall in the U.K. stock market during 2002, partially offset by increases in the business written through Canada Life International on the Isle of Man.

United States Division

	For the quarter ended			For the year ended
				December 31
	December 31	September 30	December 31
	2002	2002	2001	2002	2001

	(in millions of Canadian dollars)
Shareholders’ net income	$27	$21	$26	$101	$87

Premiums, premium equivalents and new deposits
General fund premiums	$433	$459	$398	$1,784	$1,671
Segregated funds deposits	84	67	71	222	102

	$517	$526	$469	$2,006	$1,773

Assets under administration
General fund	$10,990	$11,102	$10,942	$10,990	$10,942
Segregated funds	698	629	825	698	825

	$11,688	$11,731	$11,767	$11,688	$11,767

Shareholders’ net income of $27 million for the quarter and $101 million for the year increased by $1 million or 4% and $14 million or 16% over the prior year periods respectively. Improved mortality experience, increases in investment performance resulting from continued asset and liability matching improvements, and a favourable impact from revised assumptions in individual insurance actuarial liabilities contributed to the increases. These favourable factors were partially offset by poor morbidity experience in the group health line and higher income taxes.

Premiums, premium equivalents and new deposits of $517 million for the fourth quarter were up $48 million or 10% from the same period last year. General fund premiums of $433 million rose by $35 million or 9% over the fourth quarter of 2001. This increase was a result of strong growth in group protection premiums and individual annuity sales. Segregated funds deposits of $84 million increased by $13 million from the fourth quarter in 2001, resulting from enhanced variable annuity fund offerings.

General fund premiums of $1,784 million for the year increased by $113 million or 7% from 2001. Strong group life and health premium income in addition to higher individual annuity sales contributed to the increase, which was partially offset by a decrease in GIC sales. The slight decrease in individual insurance is due to lower premiums in older closed blocks of business.

Canada Life Financial Corporation — 2002 Press Release	Page 8

Segregated funds deposits of $222 million in 2002 were $120 million or 118% higher than 2001 due to enhanced variable annuity fund offerings.

Assets under administration decreased by $79 million or 1% compared to 2001. Total general fund assets grew by $48 million or 0.4% over 2001. Total segregated funds assets decreased by $127 million or 15% from 2001, primarily attributable to a decline in U.S. stock markets. As protection products remain the primary focus for the Division, asset growth is expected to be lower than the overall corporate growth rate.

Irish Division

	For the quarter ended			For the year ended
				December 31
	December 31	September 30	December 31
	2002	2002	2001	2002	2001

	(in millions of Canadian dollars)
Shareholders’ net income	$6	$5	$7	$30	$34

Premiums, premium equivalents and new deposits
General fund premiums	$34	$38	$96	$139	$391
Segregated funds deposits	165	176	79	660	442

	$199	$214	$175	$799	$833

Assets under administration
General fund	$1,401	$1,162	$1,609	$1,401	$1,609
Segregated funds	3,128	2,826	2,090	3,128	2,090

	$4,529	$3,988	$3,699	$4,529	$3,699

Shareholders’ net income of $6 million for the fourth quarter was $1 million lower than the fourth quarter last year. Shareholders’ net income in the quarter has been impacted by poor global stock markets. This was offset somewhat by the benefits of growth in our German operation and by currency translation gains.

Shareholders’ net income was $30 million for the year, a $4 million or 12% decrease from 2001. Net income from wealth management has been adversely impacted by poor stock markets, which have reduced new business volumes and investment and fee income and caused an increase in actuarial liabilities. However, net income from our protection business increased by $3 million, primarily as a result of positive claims experience.

Premiums, premium equivalents and new deposits of $199 million in the quarter were up by $24 million or 14% over the same period last year and for the full year down 4% over 2001. The strengthening of the Euro and increased premium income from government-sponsored “Special Savings Incentive Accounts” have been offset by a reduction in single premium revenue on equity backed products. Sales in Germany have continued to grow with almost 11,000 policies sold in the year compared to 4,200 in 2001.

With new actuarial standards introduced in 2001, the “Unitized with Profit Fund” business was reclassified from general fund to segregated fund. The transfer of this business had no impact on net income, but changed year-over-year comparability of general and segregated funds premiums and assets as prior periods have not been restated. The “Unitized with Profit Fund” premiums included in segregated funds deposits in 2002 were $12 million for the quarter and $166 million for the year compared to the $52 million for the fourth quarter and $232 million in the year included in general fund premiums in 2001.

Assets under administration increased by $830 million or 22% over the same date last year due principally to the strengthening of the Euro, increased capital to fund organic growth of the business and revenue income, offset somewhat by poor stock market levels.

As a result of the change to the classification of “Unitized with Profit Fund”, the split of assets between general fund and segregated fund has changed since 2001. “Unitized With Profits” assets of $656 million were recorded as general fund assets in 2001.

Canada Life Financial Corporation — 2002 Press Release	Page 9

Effective January 1, 2003, we completed the acquisition of the German life operations of a major international insurer making Canada Life Europe one of the top five companies in the German broker unit linked market and the market leader in critical illness insurance. This is expected to have a positive impact on operations and results for 2003.

International and Reinsurance Division

	For the quarter ended			For the year ended

	December 31	September 30	December 31	December 31

	2002	2002	2001	2002	2001

	(in millions of Canadian dollars)
Shareholders’ net income before the following:	$10	$3	$4	$24	$17
Provision for September 11, 2001	—	—	70	—	85

Shareholders’ net income (loss)	$10	$3	$(66)	$24	$(68)

Premiums, premium equivalents and new deposits
General fund premiums	$104	$101	$86	$381	$324
Segregated funds deposits	1	—	—	2	1
ASO premium equivalents and other deposits	1	1	—	3	—

	$106	$102	$86	$386	$325

Assets under administration
General fund	$1,336	$1,199	$948	$1,336	$948
Segregated funds	5	4	4	5	4
Other assets	14	12	13	14	13

	$1,355	$1,215	$965	$1,355	$965

Shareholders’ net income of $10 million for the fourth quarter was $6 million higher than the prior year, excluding the $70 million after-tax provision established in 2001 for September 11, 2001 claims. Net income for the year was $24 million compared to $17 million for the prior year on a comparable basis. These increases are primarily the result of improved morbidity experience in the run-off accident and health reinsurance. For September 11, 2001 claims we continue to hold an overall provision consistent with the level established in the fourth quarter of 2001. Actual claims payments are occurring at a slower pace than originally estimated, and our outlook for ultimate losses has improved by approximately 11%.

Premiums, premium equivalents and new deposits of $106 million for the fourth quarter and $386 million for the year were up $20 million or 23% and $61 million or 19% respectively from the prior year. The increases were the result of growth in the life reinsurance line of business with strong U.S. sales partially offset by a planned decrease in premiums from the run-off of accident and health reinsurance business.

Assets under administration of $1,355 million increased $390 million or 40% over the comparable date last year due primarily to general growth in business.

Canada Life Financial Corporation — 2002 Press Release	Page 10

Canada Life Financial Corporation

Supplementary Financial and Other Information — Unaudited

	As at or		As at or
	for the three months		for the year ended
	ended December 31		December 31

	2002	2001	2002	2001

	(in millions of Canadian dollars except per share and percentage amounts)
PERFORMANCE MEASURES
Common shareholders’ net income	$131	$38	$490	$342
Basic earnings per common share	$0.81	$0.23	$3.05	$2.13
Book value per common share	$23.53	$20.19	$23.53	$20.19
Dividend per common share	$0.15	$0.15	$0.60	$0.52
Dividend per preferred share	$0.390625	N/A	$1.569991	N/A
Return on common shareholders’ equity			14.0%	11.1%

EMBEDDED VALUE
Embedded Value, end of period			$6,300	$5,450
Embedded Value per common share			$39.28	$33.98
Value added by new business			$220	$159

PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS
General fund premiums	$1,624	$1,372	$5,915	$5,358
Segregated funds deposits	926	838	3,721	3,828
ASO premium equivalents and other deposits	771	505	2,372	2,043

	$3,321	$2,715	$12,008	$11,229

ASSETS UNDER ADMINISTRATION
General fund			$38,191	$34,951
Segregated funds			21,899	22,090

			60,090	57,041
Other assets			7,913	8,384

			$68,003	$65,425

DEBT AND CAPITALIZATION
Bank loans			$3	$3
Subordinated debentures			550	550
Canada Life Capital Securities			450	—

Total debt			1,003	553

Participating policyholders’ equity			48	40
Preferred shares			145	145
Common shares			317	317
Retained earnings			3,457	2,921

Total equity			$3,967	$3,423

MCCSR ratio			202%	191%
Total debt plus preferred shares as a percentage of total debt and equity			23.1%	17.6%

COMMON STOCK PERFORMANCE
“CL” — Toronto Stock Exchange
High	$42.00	$47.00	$44.64	$47.91
Low	$28.50	$39.10	$28.50	$38.00
Close	$40.29	$44.28	$40.29	$44.28
“CLU” — New York Stock Exchange (U.S. Dollars)
High	$26.90	$29.98	$27.83	$31.26
Low	$18.10	$24.98	$18.10	$24.85
Close	$25.51	$27.75	$25.51	$27.75

Canada Life Financial Corporation — 2002 Press Release	Page 11

Canada Life Financial Corporation

Consolidated Statements of Net Income

	For the periods ended December 31

	Three months		Year

	2002	2001	2002	2001

	(unaudited)		(audited)
	(in millions of Canadian dollars,
	except per share amounts)
Revenues
Premiums
Annuities	$687	$565	$2,474	$2,272
Individual life and health insurance	394	372	1,510	1,428
Group life and health insurance	543	435	1,931	1,658
Net investment income	600	666	2,154	2,241
Fee and other income	125	121	529	465

	2,349	2,159	8,598	8,064

Expenditures
Payments to policyholders and beneficiaries
Annuity payments	354	327	1,352	1,246
Life, health and general benefits	607	660	2,193	1,987
Maturities, surrender payments and other	487	344	1,512	1,680
Participating policyholder dividends	73	85	295	305

	1,521	1,416	5,352	5,218
Increase in actuarial liabilities	260	282	1,129	972
General operating expenses	249	233	814	794
Commissions	158	130	539	461
Premium and other taxes	17	26	66	64
Interest expense	9	10	38	39
Non-controlling interest in subsidiary	8	—	25	—
Goodwill amortization	—	6	—	25

	2,222	2,103	7,963	7,573

Net income before income tax provision	127	56	635	491
Income tax provision (recovery)	(9)	12	133	153

Net income including participating policyholders’ net income (loss)	136	44	502	338
Participating policyholders’ net income (loss)	3	6	3	(4)

Shareholders’ net income	133	38	499	342
Preferred share dividends	2	—	9	—

Common shareholders’ net income	$131	$38	$490	$342

Average number of common shares outstanding (millions)
Basic	160.4	160.4	160.4	160.4
Diluted	160.4	160.6	160.4	160.6

Earnings per common share
Basic	$0.81	$0.23	$3.05	$2.13
Diluted	$0.81	$0.23	$3.05	$2.13

Canada Life Financial Corporation — 2002 Press Release	Page 12

Canada Life Financial Corporation

Consolidated Balance Sheets — Audited

	As at December 31

	2002	2001

	(in millions of Canadian dollars)
ASSETS
Invested assets
Bonds	$22,317	$19,046
Mortgages	7,622	7,996
Common and preferred stocks	2,073	2,475
Real estate	1,066	941
Policy loans	1,113	1,070
Cash, cash equivalents and short-term investments	1,159	1,142
Other	1,124	775

Total invested assets	36,474	33,445
Other assets	1,717	1,506

Total general fund assets	$38,191	$34,951

Segregated funds net assets	$21,899	$22,090

LIABILITIES AND EQUITY
Policy liabilities
Actuarial liabilities	$29,050	$27,169
Other policy liabilities	1,059	1,017
Policyholders’ amounts left on deposit	453	426

Total policy liabilities	30,562	28,612
Net deferred gains	1,472	1,491
Other liabilities	1,190	875

	33,224	30,978

Subordinated debentures	550	550

Non-controlling interest in subsidiary	450	—

Total equity	3,967	3,423

Total general fund liabilities and equity	$38,191	$34,951

Segregated funds net liabilities	$21,899	$22,090

Canada Life Financial Corporation — 2002 Press Release	Page 13

Canada Life Financial Corporation

Consolidated Statements of Equity — Audited

	For the years ended December 31

	2002	2001

	(in millions of Canadian dollars)
PARTICIPATING POLICYHOLDERS’ EQUITY
Balance, beginning of year	$41	$45
Participating policyholders’ net income (loss)	3	(4)

Balance, end of year	44	41

Currency translation account
Balance, beginning of year	(1)	(1)
Change for the year	5	—

Balance, end of year	4	(1)

Total participating policyholders’ equity	$48	$40

SHAREHOLDERS’ EQUITY
Share capital
Preferred shares
Balance, beginning of year	$145	$—
Issue of preferred shares	—	145

Balance, end of year	145	145

Common shares
Balance, beginning and end of year	$317	$317

Retained earnings
Balance, beginning of year	$2,910	$2,652
Shareholders’ net income	499	342
Dividends paid to preferred shareholders	(9)	—
Dividends paid to common shareholders	(96)	(84)
Canada Life Capital Securities issuance costs	(5)	—

Balance, end of year	3,299	2,910

Currency translation account
Balance, beginning of year	11	(77)
Change for the year	147	88

Balance, end of year	158	11

Total retained earnings	$3,457	$2,921

Total equity	$3,967	$3,423

Canada Life Financial Corporation — 2002 Press Release	Page 14

Canada Life Financial Corporation

Consolidated Statements of Cash Flows

	For the period ended December 31

	Three months		Year

	2002	2001	2002	2001

	(unaudited)		(audited)
	(in millions of Canadian dollars)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income including participating policyholders’ net income (loss)	$136	$44	$502	$338
Items not affecting cash and cash equivalents
Increase in actuarial liabilities and other policy liabilities	227	398	453	1,167
Amortization of net deferred gains and amortization of net discounts on bonds and mortgages	(51)	(163)	(206)	(282)
Other, including future income taxes	1	(27)	2	68
Change in other operating assets and liabilities	47	66	269	(130)

Increase due to operating activities	360	318	1,020	1,161

CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and scheduled redemptions of:
Bonds	3,095	7,674	14,196	21,570
Mortgages	931	1,319	2,380	2,672
Common and preferred stocks	282	434	1,278	869
Real estate	13	42	49	66
Other investments	92	16	409	119
Purchases of:
Bonds	(3,951)	(7,445)	(16,365)	(22,248)
Mortgages	(711)	(1,339)	(1,947)	(2,852)
Common and preferred stocks	(382)	(505)	(861)	(1,278)
Real estate	(8)	(7)	(89)	(111)
Other investments	(654)	(174)	(708)	(294)
Net short-term investments	33	9	57	227
Net policy loans	11	(29)	(43)	(45)
Acquisitions, net of cash paid	302	—	302	—

Decrease due to investing activities	(947)	(5)	(1,342)	(1,305)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of preferred shares	—	145	—	145
Issuance of Canada Life Capital Securities, net	—	—	445	—
Dividends paid to shareholders	(26)	(21)	(105)	(84)

Increase (decrease) due to financing activities	(26)	124	340	61

Effect of changes in exchange rates on cash and cash equivalents	(25)	11	56	25

Net increase (decrease) in cash and cash equivalents for the period	(638)	448	74	(58)
Cash and cash equivalents, beginning of period	1,705	545	993	1,051

Cash and cash equivalents, end of period	1,067	993	1,067	993
Short-term investments, end of period	92	149	92	149

Cash, cash equivalents and short-term investments, end of period	$1,159	$1,142	$1,159	$1,142

Supplementary disclosure of cash flow information:
Interest paid on subordinated debentures, other liabilities and Canada Life Capital Securities	$17	$10	$63	$39
Income taxes paid, net of refunds	$(68)	$20	$13	$172

Canada Life Financial Corporation — 2002 Press Release	Page 15

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Information

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company, founded in 1847, and is traded on the Toronto Stock Exchange under the symbol “CL” and the New York Stock Exchange under the symbol “CLU”. Canada Life Financial Corporation has total consolidated assets under administration in excess of $68 billion. Headquartered in Toronto, Canada, the Company operates principally in Canada, the United Kingdom, the United States, the Republic of Ireland, and in numerous other countries.

Corporate Address	Investor Relations	Corporate Communications
Canada Life Financial Corporation	Brian Lynch	Ardyth Percy-Robb
330 University Avenue	Vice-President, Investor Relations	Corporate Communications
Toronto, Ontario, Canada M5G 1R8	330 University Avenue	Vice-President
Phone: 416-597-1456	Toronto, Ontario, Canada M5G 1R8	330 University Avenue
Website: www.canadalife.com	Phone: 416-597-1440 (ext. 6693) or 416-204-2381 E-mail: investor_relations@canadalife.com	Toronto, Ontario, Canada M5G 1R8 Phone: 416-597-1440 (ext. 6104) E-mail: info@canadalife.com

Shareholder Information

Canada Life Financial Corporation hosts a Fourth Quarter Earnings Results Conference Call at 2:30 p.m. February 5, 2003, Toronto time. Members of the media are welcome to audit the call. In Toronto, the number is 416-405-9328. Toll free, North America, the number is 800-387-6216. Participants are asked to provide their name, location and organization to the operator. A playback of this call is available after 5:00 p.m. February 5, 2003, Toronto time until midnight, Toronto time on February 12, 2003 at 416-695-5800 (Passcode: 1353054) or toll free in North America at 800-408-3053 (Passcode: 1353054).

The call is also made available to listeners live over the internet through Canada Life’s web site. Go to www.canadalife.com/Investor and click on “Presentations”. This web cast is archived and available on the web site.

Additional information is also available on the Canada Life web site including the Consolidated Financial Statements and Discussion of Financial Performance and Review of Operations for the year ended December 31, 2002.

Shareholder Services

Any inquiries regarding change of address, shareholder dividends, change in registration of shares, or any other shareholder administration issues should be directed to our transfer agent.

Transfer agent

Canada	United Kingdom	United States	Republic of Ireland
Computershare Trust Company of Canada	Computershare Investor Services PLC	Computershare Investor Services, LLC	Computershare Investor Services (Ireland) Ltd.
100 University Ave. 9th Floor Toronto, Ontario M5J 2Y1 Phone: 1-888-284-9137	The Pavilions, Bridgwater Road, Bristol, England BS99 7NH Phone: 0870-702-0164	P.O. Box A3504 Chicago, Illinois 60690-3504 Phone: 1-888-284-9137	Heron House, Corrig Road, Sandy Ford Industrial Estates, Dublin 18 Phone: 01-216-3100

E-mail: canadalife@computershare.com	E-mail: canadalife@computershare.com	E-mail: webqueries@computershare.com	E-mail: canadalife@computershare.com

This press release provides management with the opportunity to discuss the financial performance and condition of the Company and, as such, may contain forward-looking statements about the Company, including its business operations and strategy and expected financial performance and condition. Statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or negative versions thereof and similar expressions are forward-looking statements. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and the Company has no specific intentions to update these statements whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned against undue reliance on these forward-looking statements. Actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic and market factors, interest rates, equity markets, business competition and changes in government regulations.

Canada Life Financial Corporation — 2002 Press Release	Page 16